Mail Stop 3561

June 30, 2006

By Facsimile and U.S. Mail

Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road
Suite 2000
Atlanta, GA 30339

>   **Re: Interface, Inc.**
>   **Form 10-K for Fiscal Year Ended January 1, 2006**
>   **Filed March 17, 2006**
>   **Form 10-Q for Fiscal Quarter Ended April 2, 2006**
>   **Filed May 12, 2006**
>   **File No. 0-11399**

Dear Mr. Hendrix:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 1, 2006
Item 8. Financial Statements and Supplementary Data, page 35
Consolidated Statements of Cash Flows, page 38

1. Please confirm the presentation of cash flows used in or provided by discontinued operations does not combine all operating, investing and financing cash receipts and payments into one separate line item. If so, please revise the statements to conform to the disclosure requirements in SFAS No. 95 that all cash flows from discontinued operations be reported separately as they relate to operating, investing, or financing activities or integrate them within continuing operations. Please advise or revise both the annual and first interim period consolidated statements, as applicable. See Joel Levine's speech at the 33rd AICPA National Conference on Current SEC and PCAOB Developments at www.sec.gov and the transitional guidance in CPCAF Alerts 98 and 90 at http://www.aicpa.org/cpcaf/download/news/CPCAFAlert98_041906.pdf .

Rebates, page 40

2. Please advise or expand your disclosure to state, if true, that when rebates can be reasonably estimated and are probable, you record a portion of the rebate. Reference is made to EITF 02-16.

Borrowings, page 47

3. Please tell us if each of the guarantees made by your subsidiaries is both full and unconditional. See Rule 3-10(f)(2) of Regulation S-X. If so, please revise your disclosure for the 7.3%, 9.5% and 10.375% notes, as applicable. Alternatively, if each of the subsidiary guarantees is not both full and unconditional, please tell us how you satisfy all of the criteria to include condensed consolidating financial information rather than the financial statements required by the rule cited above.

Discontinued Operations, page 60

4. We note your discussion of the third quarter 2004 results in Form 8-K that states the driving force behind your decision to dispose of Resource was the need to stop the losses your business has realized over the past few years. Assuming this was the reason that carrying amounts were deemed unrecoverable; please tell us and expand your disclosure to clarify why your assessment of the indefinite life of goodwill and estimated useful lives of long-lived assets in earlier reporting periods did not provide sufficient evidence that impairment existed. Please describe the changes in events or circumstances that occurred and triggered the impairment of Resource dealers' long-lived assets and goodwill. See paragraph

26 of SFAS 144. Tell us why the impairment event occurred at or after management's formal commitment to sell Resource dealers businesses including the results of your assessments in prior fiscal quarters and why you concluded that impairment did not exist prior to your commitment to dispose of the Resource segment.

5. Please tell us and disclose the dates that you sold or closed each of the 15 Resource dealer businesses with respect to the disposed business segment.

Segment Disclosures, page 68

6. Please supplement your segment disclosure to include the restructuring costs for each reportable segment, by activity, expected to be incurred in the period, incurred during the period and cumulative amounts, net of adjustments to date. See paragraph 20(d) of SFAS No. 146.

Form 10-Q for Fiscal Quarter Ended April 2, 2006
Consolidated Condensed Financial Statements of Operations, page 4

7. We note you disclose the company performs its annual goodwill impairment test in the fourth quarter. Please tell us why you recorded impairment charges for Resource in the third quarter 2004 and for the European fabric division in the first quarter of 2006 and how the charges are connected with the annual impairment tests performed in the fourth quarter of 2004 and 2005, respectively. Please tell us if the impairments were the result of tests performed in between annual tests or the result of your annual tests. If the impairment for the European fabric division is the result of your 2005 annual test, please tell us why the results were not recorded in your 2005 annual financial statements. Alternatively, please tell us what triggering event occurred after year end which did not exist prior to the issuance of your financial statements. See paragraph 8 of SFAS No. 142. Also tell us why you have not named the outside consultant nor included a consent for the preparation of a valuation report. See Rule 436 of Regulation C.

8. Please tell us and disclose how you determined the proposed sales price represents potential fair value when transactions between related parties are generally not arms length. In this regard, we note the division was sold to management. Also disclose the facts and circumstances leading to the impairment and when management committed to the sale. See paragraph 26 of SFAS 144.

9. We do not note that an Item 2.05 Form 8-K was filed in connection with your disposal of the European fabrics division. If not, please advise or file the report.

<u>Note 9-Restructuring, page 13</u>

10. Please advise or revise your quarterly filing to include the disclosure requirements in paragraph 20 of SFAS No. 146.

<u>Exhibits 31.1 and 31.2</u>

11. Please advise or revise both of the certifying officers' exhibits in this quarterly report to include the internal control over financial reporting language exactly as it is presented in paragraphs 4. and 4.b of the example certification. See the instructions to the exhibit table of Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief